SHIN SATELLITE

07023697

RECEIVED

2007 MAY 22 A 8:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 14, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 025/2007 and SSA 114/2007**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 6/2007.
  2. Submission of the Reviewed Financial Statements for the First quarter of Year 2007

  Date: May 11, 2007

  Attachment: Submission of the Reviewed Financial Statements for the first quarter of Year 2007 and Management's Discussion and Analysis for the first quarter of Year 2007.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

5/22

Enclosure

THAICOM

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter

To the Stock Exchange of Thailand

May 14, 2007

SSA-CP 025/2007

May 11, 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2007

To: The President
The Stock Exchange of Thailand

As Shin Satellite Public Company Limited (the "Company") has convened the Board of Directors' Meeting No. 6/2007 on May 11, 2007 at the Thaicom meeting room 3, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company wishes you the resolution of the Board of Directors' Meeting as follows:

1. Acknowledge the resignation of Miss Peangpanor Boonkhum who is an independent director and member of the Audit Committee on May 11, 2007 and the Board of Directors will consider appointing qualified person to replace Miss Peangpanor Boonkhum later.

2. RESOLVED THAT the Minutes of the Board of Directors' Meeting No. 4/2007 held on April 18, 2007 and No. 5/2007 held on April 23, 2007 be certified.

3. Approved the balance sheets, statement of income and cash flow statements for the first quarter of the year 2007 ended March 31, 2007.

4. Approved the appointment to the board of director, executive committee, remuneration committee and nomination committee to replace the directors who resigned and fix the authorized signature. The details are as follows:

   4.1 Appointment of Dr.Nongluck Phinainitisart and Ms. Nidchanun Santhavesuk as directors to replace Mrs. Siripen Sitasuwan and Mr. Boonklee Plangsiri who resigned from the Board of Directors on May 11, 2007.

   4.2 Appointment of Dr.Nongluck Phinainitisart as additional member of the executive committee and Ms. Nidchanun Santhavesuk as member of the executive committee to replace Mrs. Siripen Sitasuwan.

   4.3 Appointment of Mr. Somprasong Boonyachai as member of the remuneration committee and member of the nomination committee to replace Mr. Boonklee Plangsiri.

   4.4 The authorized signatories are as follows:

   "Mr. Somprasong Boonyachai, Dr.Dumrong Kasemset, Ms. Nidchanun Santhavesuk any two of these three directors jointly sign with the Company's seal affixed."

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2007

Ref No. SSA 114/2007

11 May 2007

Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2007

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the first quarter of year 2007, ended March 31, 2007 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the first quarter of year 2007 of Baht 2,110 million and consolidated net profit for first quarter of year 2007 of Baht 135 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the first quarter of year 2007 amounted to Baht 2,110 million, an increase of Baht 140 million or 7.1% over the same period last year (Baht 1,970 million). This was because:
   - revenue from the satellite transponders and related services in Q1/2007 was Baht 949 million, a decrease of Baht 204 million or 17.7%, compared to Baht 1,153 million in the same period last year. This was because a decrease in revenue from IPSTAR caused by a decrease in IPSTAR User Terminals (UT) sales; however, revenue from transponder leasing on Thaicom 4 (IPSTAR) was higher than that in Q1/2006. In addition, revenue from the Thaicom conventional satellite business decreased due to a loss from the continued appreciation of the Thai Baht;
   - prepaid mobile subscribers increased substantially from last year. Revenue from telephone business for the first quarter of year 2007 was Baht 645 million, increased by Baht 63 million or 10.8% over the same period last year. (Baht 582 million);
   - there was a small increase in the number of Internet subscribers of CamShin and LTC. Revenue from the Internet service business for Q1/2007 amounted to Baht 24 million, an increase of Baht 4 million or 20.0% over Q1/2006 (Baht 20 million).
   - the Company gained Baht 461 million from foreign exchange in Q1/2007, while gaining Baht 186 million in the same period previous year. This was due to the appreciation of the Thai Baht.
   - share of net results from investments Q1/2007 was Baht 23 million, down from that in the same period last year.

2. The Company's consolidated expenses for the first quarter of year 2007 amounted to Baht 1,715 million, a decrease of Baht 129 million or 7.0% over the same period last year (Baht 1,844 million). This was because:

   - cost of sales and service in Q1/2007 amounted to Baht 1,377 million, a decrease of Baht 187 million or 12.0% over the same period last year (Baht 1,564 million). This decrease was attributable to;

     - ❑ cost relating to transponder leasing and related services in Q1/2007 was Baht 1,039 million, a decrease of Baht 234 million or 18.4% from Baht 1,273 million in the same period last year. This was caused by a drop in cost of UT sales corresponding to a decrease in the sales volume and no amortization of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, offset by a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite;
     - ❑ cost relating to the telephone business for Q1/2007 amounted to Baht 332 million, an increase of Baht 59 million or 21.6% from Baht 273 million in Q1/2006. This was due to an increase in revenue sharing to the Ministry of Post and Telecommunications in Cambodia increased from 7% to 10% of revenue before expenses in 2007, increased electricity cost, and cost relating to VOIP that is a new service provided in Q4/2006 in Cambodia. Moreover, there was an increase in amortization of the telephone network in Lao PDR;
     - ❑ cost relating to the Internet business in Q1/2007 was Baht 6 million, a decreased from Baht 18 million for Q1/2006;

   - selling and administrative expenses were Baht 338 million, an increase of Baht 57 million or 20.3% compared to Baht 281 million in Q1/2006. This was due to a rise of Baht 37 million in marketing expenses arising from promotions in telephone business, equipment from bandwidth service contract, and IPSTAR UT, and increases of Baht 29 million in staff cost and Baht 22 million in allowance of doubtful account.

3. The Company's consolidated interest expense for the first quarter year 2007 amounted to Baht 242 million, an increase of Baht 21 million or 9.5% over the same period in 2006 (Baht 221 million). This was due to the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

4. The Company's income tax expense in Q1/2007 was Baht 18 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 38 million in Q1/2006.

I. Overview

RECEIVED

Q1/07 net profit surged 332.8%

Shin Satellite Plc's total revenues for Q1/2007 was Baht 2,110 million, an increase of 7.1% over Q1/2006. Total expenses increased through SG&A and interest expenses. The Company recorded a gain on exchange of Baht 461 million for Q1/2007 that resulted from a continuation of the Baht appreciation. Net profit was Baht 135 million, increased by 332.8% from net loss of Baht 58 million in Q1/2006.

In the three-month period ended March 31, 2007, the Company changed its accounting policy regarding investment in a subsidiary so that the separate financial statement, which formerly reported investment using the equity method, now reports using the cost method. This is to comply with TAS44; thus, the Company restated its financial statement by using the historical cost as the cost of the investment in a subsidiary of the separate financial statement. This adjustment caused the net income on the separate financial statement to differ from that reported in the consolidated financial statement. The Company had net income of Baht 135 million for the three-month period ended March 31, 2007, according to the consolidated financial statement. However, the separate financial statement over the same period showed a net loss of Baht 41 million. In addition, there were effects of restating other items on the separate financial statement for the quarter ended March 31, 2007, such as investment in subsidiary, retained earnings, and shareholders' equity on the balance sheets. As a result of the adoption of this accounting policy, the Company has to restate some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the first quarter of 2006, on the separate financial statement in order to be comparable to Q1/2007 figures.

Nonetheless, the change of accounting policy affects only the separate financial statement. It did not have any effect on the consolidated financial statements or business fundamentals.

II. Business Summary

Transponder leasing and related business

The Company inaugurated the new IPSTAR Representative Office named "Shin Satellite Hanoi Co., Ltd." in Hanoi, Vietnam on January 15, 2007 in order to facilitate IPSTAR service deployment and support for its partners and customers in the Vietnam market.

An expansion of broadband IPSTAR market in IPA and IPNZ.

In February 2007, the Company's subsidiary, IPSTAR Australia Pty. Ltd. ("IPA"), has launched the region's first video-on-demand service as another choice for the customers to view movies and TV entertainment via the IPSTAR broadband satellite network. IPA is expecting a stronger growth in 2007, following an expansion of satellite broadband subsidy coverage under the Federal Government's Australian Broadband Guarantee.

In March 2007, the Company's subsidiary, IPSTAR New Zealand Ltd. ("IPNZ"), has signed an exclusive contract with BayCity Communications Limited as the exclusive National Service Operator (NSO) for IPSTAR services throughout New Zealand. This partnership will be beneficial to the continued growth of the broadband satellite market using IPSTAR in New Zealand.

Currently, the total number of UTs provided by the Company at the end of Q1/2007 was 75,187. UT sales volume totaled 9,131 UTs in this quarter.

In this quarter, the Company's subsidiary, Shin Broadband Internet (Thailand) Co., Ltd. ("SBI"), had sales revenue from Digital Television (DTV) services by selling low-price round DTV dishes and set top boxes. The DTV equipment, sold through distributors and electrical equipment shops, is small, convenient to install, less space consuming, and receives KU-Band signals directly from satellite so that the customers can better view TV entertainment.

Telephone Business

Because of a steady growth of telephone subscribers in both Cambodia and Lao PDR, there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. As of the end of Q1/2007, LTC and Camshin have 689,939 and 316,200 subscribers respectively, an increase of 30.6% and 25.4% from 528,366 and 252,180 subscribers in Q1/2006.

Internet Business

CS Loxinfo Plc ("CSL")'s performance in Q1/2007 was better than the previous quarter due to its effective cost management and the decrease of marketing expenses. Although, there was an intensive competitive environment on Internet Access services, revenue from leased line services increased as CSL had continuously put more effort on sales and expanded customer base in this segment by concentrating on the quality of service and value added services, to meet customer needs.

III. Consolidated Operating Results

Accounting policy

Change of accounting methods for the investments in subsidiaries and associates in separate financial statement.

Following the Notification of the Federation of Accounting Professions (FAP) no.26/2006 TAS 44 (revised-2007), Consolidated Financial Statements and Separate Financial Statements, the Company is required to change the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement in the three-month period ended March 31, 2007. The Company restated its financial statement by using the historical cost as the cost of the investment in a subsidiary of the separate financial statement. Such an adjustment resulted in net income on the separate financial statement to differ from that reported in the consolidated financial statement. The Company had net income of Baht 135 million for the three-month period ended March 31, 2007, according to the consolidated financial statement. However, the separate financial statement over the same period showed a net loss of Baht 41 million.

As a result of the adoption of this accounting policy, the Company restated some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the first quarter of 2006, of the separate financial statements as follows;

Company F/S (Unit: million Baht)	Adjustments	Before Adjust	Adjust increase (decrease)	After Adjust
Balance sheet	Investments	2,800	(1,786)	1,014
	Deferred tax assets	470	14	484
	Adjustment on assets		*(1,772)*	
	Net liabilities in subsidiaries	97	(97)	-
	Adjustment on liabilities		*(97)*	
	Unrealized cumulative gains on dilution of investment in a subsidiary	376	(376)	-
	Cumulative foreign currency translation adjustment	(311)	311	-
	Retained earnings - Unappropriated	3,492	(1,610)	1,882
	Adjustment on equity		*(1,675)*	
Income statement	Share of net results from investments - equity method	144	(144)	-
	Net profit	(58)	(144)	(202)
	Adjustment on Income statement		*(144)*	

The Company would like to provide additional information to better clarify the issue as follows:

1. After restating, net income for the three-month period ended March 31, 2007 and the comparable period in 2006 decreased by Baht 176 million and Baht 144 million respectively. (that is, decreased by Baht 0.16/share and Baht 0.14/share respectively.) This is because the separate financial statement did not include proportionately the performance of subsidiaries and associates, whereas it solely included the performance of the parent company. TAS44 allows the Company to realize gains from investments in subsidiaries and associates only when it receives dividends from such subsidiaries and associates.
2. The effect from restating other items on the separate financial statement is as follows;
   - Investment in subsidiaries and associates, recorded at the historical cost, is shown in a separate financial statement to have a book value of Baht 1,014 million.
   - Deferred tax assets increased by Baht 14 million to Baht 484 million.
   - The separate financial statement did not include net liabilities in subsidiaries, unrealized cumulative gains on dilution of investment in a subsidiary, cumulative foreign currency translation adjustment.
   - Retained earnings on the balance sheets decreased by Baht 1,610 million to Baht 1,882 million.

Selected financial information on SATTEL

	Amount (MBt)			Change	
	Q1/07	Q4/06	Q1/06	QoQ (%)	YoY (%)
Sales and service income	1,618	1,993	1,755	-18.8%	-7.8%
Share of net results from associate	23	16	25	43.8%	-8.0%
Cost of sales and services	1,377	1,610	1,564	-14.5%	-12.0%
SG&A expenses	338	420	281	-19.5%	20.3%
EBIT*	(97)	(37)	(90)	n.a.	n.a.
EBITDA**	587	666	689	-11.9%	-14.8%
Net profit	135	793	(58)	-83.0%	332.8%
EPS (Baht)	0.12	0.73	(0.05)	-83.6%	340.0%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service income

Consolidated sales and service income in Q1/2007 was Baht 1,618 million, a decrease of Baht 137 million or 7.8%, compared to Baht 1,755 million in Q1/2006, and a decrease of Baht 375 million or 18.8% from Baht 1,993 million in the previous quarter. This resulted from a decrease in revenue from satellite and related services.

Sales and service income	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Satellite and related services	949	1,343	1,153	-29.3%	-17.7%
Telephone services	645	628	582	2.7%	10.8%
Internet services	24	22	20	9.1%	20.0%
Total	1,618	1,993	1,755	-18.8%	-7.8%

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q1/2007 was Baht 949 million, a decrease of Baht 204 million or 17.7%, compared to Baht 1,153 million in the same period last year, and decreased by Baht 394 million or 29.3% from Baht 1,343 million in the previous quarter.

Satellite and related services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	605	629	645	-3.8%	-6.2%
IPSTAR services	344	714	508	-51.8%	-32.3%
Total	949	1,843	1,153	-29.3%	-17.7%

- Revenue from the Thaicom conventional satellite business for Q1/2007 was Baht 605 million, a decrease of Baht 40 million or 6.2%, from Baht 645 million in Q1/2006, and decreased by Baht 24 million or 3.8% from Baht 629 million in the previous quarter. A slight increase in Conventional Thaicom transponder utilization, an increase in revenue from Digital Television (DTV) services first incurred in this quarter, offset by a loss from the continued appreciation of the Thai Baht, led to a drop in such revenue as compared to that in Q1/2006 and Q4/2006.
- IPSTAR service revenue was Baht 344 million in Q1/2007, a decrease of Baht 164 million or 32.3%, compared to Baht 508 million in the same period last year, and Baht 370 million or 51.8% from Baht 714 million in the previous quarter. This was because the Company sold 9,131 UTs in Q1/2007, a decrease of 2,003 UTs or 18% from 11,134 UTs in Q1/2006 and a decrease of 7,070 UTs or 43.6% from 16,201 UTs in Q4/2006; however, revenue from transponder leasing on Thaicom 4 (IPSTAR) was higher than that in Q1/2006 and Q4/2006.

Telephone services

Q1/07 revenue from telephone services increased 10.8% from Q1/06.

The Company's revenue from the telephone service business in Q1/2007 was Baht 645 million, an increase of Baht 63 million, or 10.8%, compared to Baht 582 million in Q1/2006, and Baht 17 million or 2.7% from Baht 628 million in the previous quarter. This was due to the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers. As at the end of Q1/2007, LTC and CamShin had 689,939 and 316,200 subscribers respectively, increases of 30.6% and 25.4% from 528,366 and 252,180 subscribers in Q1/2006, and 9.0% and 14.2% from 632,829 and 276,925 subscribers in Q4/2006.

Internet services

Q1/07 revenue from internet services rose 20% from Q1/06.

Revenue from the Internet service business in Q1/2007 was Baht 24 million, an increase of Baht 4 million or 20% from Baht 20 million in Q1/2006, and Baht 2 million or 9.1% from Baht 22 million in Q4/2006 due to a small increase in the internet subscribers of CamShin and LTC.

Cost of sales and service

The Company reported total cost for Q1/2007 of Baht 1,377 million, a decrease of Baht 187 million or 12.0%, compared to Baht 1,564 million in Q1/2006, and Baht 233 million or 14.5% from Baht 1,610 million in Q4/2006. This was due to a drop in cost relating to transponder leasing and related services and the Internet access services. The cost accounted for 85.1% of sales and service income, going down from 89.1% in Q1/2006.

Cost of sales and services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Satellite and related services	1,039	1,314	1,273	-20.9%	-18.4%
Telephone services	332	277	273	19.9%	21.6%
Internet services	6	19	18	-68.4%	-66.7%
Total	1,377	1,610	1,564	-14.5%	-12.0%

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q1/2007 was Baht 1,039 million, a decrease of Baht 234 million or 18.4% from Baht 1,273 million in the same period last year, and decreased by Baht 275 million or 20.9% from 1,314 million in Q4/2006.

Satellite and related services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	361	357	463	1.1%	-22.0%
IPSTAR services	678	957	810	-29.2%	-16.3%
Total	1,039	1,314	1,273	-20.9%	-18.4%

- A Baht 102 million or 22.0% decrease in the cost relating to the Thaicom conventional satellite and related business from Q1/2006 was due to no amortization of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, offset by a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite.
- A Baht 132 million or 16.3% decrease in the cost of providing IPSTAR services from Q1/2006, was caused by a drop in cost of UT sales corresponding to a decrease in the sales volume, offset by a rise in cost relating to the Thaicom 4 satellite; for instance, an increase of Baht 188 million in amortization of the Thaicom 4 satellite and its ground equipment, and a rise of Baht 20 million in concession fee to MICT.

Cost of telephone services

Cost relating to the telephone business for Q1/2007 amounted to Baht 332 million, an increase of Baht 59 million or 21.6% from Baht 273 million in Q1/2006, and Baht 55 million or 19.9% from Baht 277 million in Q4/2006. This was due to an increase in revenue sharing to the Ministry of Post and Telecommunications in Cambodia which increased from 7% to 10% of revenue before expenses in 2007, increased electricity cost, and cost relating to VOIP that is a new service provided in Q4/2006 in Cambodia. Moreover, there was an increase in amortization of the telephone network in Lao PDR.

Cost of internet services

Cost relating to the Internet business in Q1/2007 was Baht 6 million, a decrease of Baht 12 million or 66.7% from Baht 18 million for Q1/2006, and Baht 13 million or 68.4% from Baht 19 million in the previous quarter.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 338 million in Q1/2007, an increase of Baht 57 million, or 20.3% compared to Baht 281 million in Q1/2006. This was due to increases of Baht 37 million in marketing expenses arising from promotions in telephone business, equipment from bandwidth service contract, and IPSTAR UT, Baht 29 million in staff cost, and Baht 22 million in allowance for doubtful account. However, there was a decrease of Baht 82 million or 19.5% from Baht 420 million in Q4/2006 due to a less allowance for doubtful account.

Interest expense

Interest expense was Baht 242 million, an increase of Baht 21 million, or 9.5%, compared to Baht 221 million in Q1/2006 due to the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

Gain on exchange rate

Because of the strengthening of the Thai Baht from January-March 2007, the Company reported a gain of Baht 461 million from foreign exchange in Q1/2007, while it recorded a gain of Baht 186 million in Q1/2006.

Share of net results from investment – equity method

The share of net results from investment was Baht 23 million, decreased by Baht 2 million or 8% from Baht 25 million in Q1/2006, due to a drop in CSL's revenue and an increase in CSL's SG&A from the publication of the Thailand Yellow Pages, and Voice Info services.

The share of net results from investment in CSL in this quarter increased by Baht 7 million from last quarter as CSL's net profit rose from Internet access services, the publication of the Thailand Yellow Pages, Voice Info services, mobile content services.

Income tax expense

The Company's income tax expense in Q1/2007 was Baht 18 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 38 million in Q1/2006.

IV. Financial Position

At the end of Q1/2007, the Company reported total assets of Baht 32,595 million, a decrease of Baht 239 million or 0.72% from Baht 32,834 million at the end of 2006. This was caused by the depreciation and amortization of PP&E under concession agreements while there was no purchase of assets in this quarter for this account; thus, PP&E under concession agreements has a decreased book value. Also, trade accounts receivable dropped from the end of 2006. CSL's net assets were presented as an investment in an associate.

SATTEL's asset components

Assets	March 31, 2007		December 31, 2006	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	2,605	8.0	2,479	7.6
Investment in associates	709	2.2	686	2.1
PP&E, net	6,748	20.7	6,822	20.8
PP&E under the concession agreement, net	20,067	61.6	20,489	62.4

Liquidity

At the end of Q1/2007, the Company had a current ratio of 0.37 times, down from 0.39 at the end of 2006. This was because of an increase of Baht 709 million in the current portion of long-term loans.

Investments

Investment in CSL was presented as an "investment in associate" item. At the end of Q1/2007 the Company's "investment in associate" was Baht 709 million, an increase of Baht 23 million or 3.4% from Baht 686 million at the end of 2006 due to CSL's improved performance.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q1/2007 was Baht 6,748 million, a decrease of Baht 74 million from Baht 6,822 million at the end of last year. This was due to a depreciation and amortization of PP&E of Baht 207 million, foreign currency translation adjustment of Baht 108 million, offset by purchase of assets of Baht 246 million in this quarter most of which were assets for the expansion of telephone network and satellite equipment. PP&E at the end of Q1/2007 also included the assets under concession agreement of CamShin of approximately Baht 2,670 million, a decrease of Baht 58 million from Baht 2,728 million at the end of 2006.

PP&E under concession agreements

PP&E under concession agreements at the end of Q1/2007 was Baht 20,067 million, a decrease of Baht 422 million from Baht 20,489 million at the end of 2006. This was mainly due to an amortization of Baht 423 million.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q1/2007 were Baht 15,861 million, a decrease of Baht 428 million from Baht 16,289 million at the end of 2006. This was due to an unrealized gain on exchange rate of Baht 441 million.

The Company's shareholders' equity at the end of Q1/2007 was Baht 13,656 million, an increase of Baht 78 million from 13,578 million at the end of 2006, reflecting net profit of Baht 135 million and an increase of Baht 55 million in loss from foreign currency translation adjustment.

Net borrowings to equity at the end of Q1/2007 were 1.16 times, considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, and receiving support from financial institutions.

Cash flow

The Company's cash flows from operating activities for Q1/2007 were Baht 750 million. Net cash outflows used for investing activities were Baht 388 million, mainly for the expansion of telephone network and satellite business. In this quarter, the Company withdrew Baht 86 million short-term loans from financial institutions, and had Baht 5 million more of long-term borrowings after financial expenses, while long-term loans of Baht 59 million for the CamShin telephone network project were repaid. Thus, the Company had net cash inflow from financing activities in Q1/2007 of Baht 32 million.

The Company had ending cash of Baht 759 million on March 31, 2007.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2007, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2007 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my review. The interim consolidated and company financial statements (before restatement), for the three-month period ended 31 March 2006 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited were reviewed by the another auditor from the same firm as myself, whose report dated 10 May 2006 stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income, changes in shareholders' equity and cash flows (before restatement), for the three-month period ended 31 March 2006, are part of the aforementioned interim financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements (before restatement), for the year ended 31 December 2006 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively, were audited by another auditor of the same firm as myself and his report dated 23 February 2007 expressed an unqualified opinion on those statements. As discussed in Note 2 to the financial statements, from 1 January 2007 the Company has changed its accounting policy for investments in subsidiaries in the company financial statements from equity method to cost method to comply with the Federation of Accounting Professions' announcement. The Company has applied retrospective adjustments. Therefore, the company balance sheet, as at 31 December 2006, as part of the consolidated and company financial statements audited by the another auditor from the same firm as myself, which a report was issued as stated above, and the interim company financial statements, for the three-month period ended 31 March 2006, presented for comparative purposes, are restated.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
11 May 2007

Shin Satellite Public Company Limited

Balance Sheets

As at 31 March 2007 and 31 December 2006

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		31 March	31 December	31 March	31 December
		2007	2006	2007	2006
					Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		758,880	362,692	419,674	108,971
Trade accounts receivable and accrued income, net	5,14	1,101,349	1,346,443	826,351	1,082,807
Amounts due from related parties	14	729	1,175	24,320	10,802
Short-term loans and advances to subsidiaries and an associate	14	-	19	-	19
Inventories, net		401,277	334,829	233,895	254,037
Prepaid insurance		121,037	215,927	119,087	213,024
Other current assets, net	14	222,153	218,188	169,644	137,210
Total current assets		2,605,425	2,479,273	1,792,971	1,806,870
Non-current assets					
Investments in subsidiaries and an assosiate, net	6	708,831	686,050	1,014,300	1,014,300
Long-term loan to another company	7	17,779	19,104	17,779	19,104
Property and equipment, net	8	6,748,021	6,821,667	1,946,604	1,974,114
Property and equipment under concession agreements, net	8	20,066,610	20,489,154	20,066,610	20,489,154
Deferred charges, net	8	89,682	90,904	17,909	18,441
Intangible assets, net	8	1,369,793	1,388,827	1,215,071	1,226,869
Deferred tax assets	9	584,635	505,300	480,077	483,566
Other non-current assets, net		403,842	353,533	379,325	331,708
Total non-current assets		29,989,193	30,354,539	25,137,675	25,557,256
Total assets		32,594,618	32,833,812	26,930,646	27,364,126

Director ____________________ Director ____________________

Date ____________________

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 March 2007 and 31 December 2006

		Consolidated		Company	
		Unaudited 31 March 2007	Audited 31 December 2006	Unaudited 31 March 2007	Audited 31 December 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	10	381,767	306,078	-	-
Trade accounts payable	14	468,928	552,211	243,016	337,785
Accounts payable - property and equipment		615,729	749,983	173,740	195,776
Amounts due to related parties	14	16,840	28,905	16,228	28,148
Current portion of long-term borrowings, net	10	4,017,669	3,308,893	3,696,696	3,044,630
Advance receipts from customers	14	575,008	264,117	446,614	172,803
Accrued concession fee		543,679	541,916	457,317	461,923
Accrued expenses	14	133,097	282,807	67,407	220,227
Accrued income tax		110,142	53,771	-	-
Other current liabilities		266,937	242,745	131,863	91,349
Total current liabilities		7,129,796	6,331,426	5,232,881	4,552,641
Non-current liabilities					
Long-term borrowings, net	10	11,461,889	12,674,228	9,758,562	10,817,047
Deferred tax liabilities	9	100,950	99,426	-	-
Other non-current liabilities	14	245,616	151,063	133,688	148,175
Total non-current liabilities		11,808,455	12,924,717	9,892,250	10,965,222
Total liabilities		18,938,251	19,256,143	15,125,131	15,517,863

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 March 2007 and 31 December 2006

		Consolidated		Company	
		Unaudited 31 March 2007	Audited 31 December 2006	Unaudited 31 March 2007	Audited 31 December 2006 Restated
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Shareholders' equity					
Share capital	11				
Authorised share capital - ordinary shares		5,660,411	5,660,411	5,660,411	5,660,411
Issued and paid-up share capital - ordinary shares	11	5,455,346	5,455,346	5,455,346	5,455,346
Premium on share capital		4,295,763	4,295,763	4,295,763	4,295,763
Unrealised cumulative gains on dilution of investment in a subsidiary		376,225	376,225	-	-
Cumulative foreign currency translation adjustment		(365,757)	(310,913)	-	-
Retained earnings					
Appropriated					
Legal reserve		213,506	213,506	213,506	213,506
Unappropriated		3,626,703	3,491,819	1,840,900	1,881,648
Total parent's shareholders' equity		13,601,786	13,521,746	11,805,515	11,846,263
Minority interests		54,581	55,923	-	-
Total shareholder's equity		13,656,367	13,577,669	11,805,515	11,846,263
Total liabilities and shareholders' equity		32,594,618	32,833,812	26,930,646	27,364,126

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 31 March 2007 and 2006

		Consolidated		Company	
		Unaudited 31 March 2007	Unaudited 31 March 2006	Unaudited 31 March 2007	Unaudited 31 March 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	14				
Revenues from sales and services		1,617,663	1,755,000	943,020	1,161,078
Other income		8,077	4,617	21,758	9,033
Gain on foreign exchange		461,396	185,549	446,040	170,552
Share of net results from investments - equity method	6	22,781	24,696	-	-
Total revenues		2,109,917	1,969,862	1,410,818	1,340,663
EXPENSES	14				
Cost of sales and services		1,251,700	1,444,540	938,496	1,154,803
Concession fee		124,943	119,028	105,778	100,994
Selling and administrative expenses		336,140	278,997	196,088	181,588
Directors' remuneration		1,960	1,624	1,797	1,445
Total expenses		1,714,743	1,844,189	1,242,159	1,438,830
Profit (loss) before interest expense and income tax		395,174	125,673	168,659	(98,167)
Interest expense	14	(242,281)	(220,849)	(205,918)	(189,911)
Income tax	13	(17,712)	38,299	(3,489)	85,838
Profit (loss) before minority interests		135,181	(56,877)	(40,748)	(202,240)
Profit attributable to minority interests		(297)	(1,324)	-	-
Net profit (loss) for the period		134,884	(58,201)	(40,748)	(202,240)
Basic earnings (loss) per share (Baht)	4	0.12	(0.05)	(0.04)	(0.19)
Diluted earnings (loss) per share (Baht)	4	0.12	(0.05)	(0.04)	(0.19)

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2007 and 2006

	Note	Consolidated (Baht '000)							
		Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Unrealised cumulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings	Minority interests	Total
Opening balance at 1 January 2006		5,453,789	4,295,365	376,225	(128,855)	213,506	3,537,372	57,887	13,805,289
Foreign currency translation adjustments		-	-	-	(61,726)	-	-	(500)	(62,226)
Net loss for the period		-	-	-	-	-	(58,201)	-	(58,201)
Decrease in minority interests during the period		-	-	-	-	-	-	(1,324)	(1,324)
Closing balance as at 31 March 2006		5,453,789	4,295,365	376,225	(190,581)	213,506	3,479,171	56,063	13,683,538
Opening balance at 1 January 2007		5,455,346	4,295,763	376,225	(310,913)	213,506	3,491,819	55,923	13,577,669
Foreign currency translation adjustments		-	-	-	(54,844)	-	-	(1,045)	(55,889)
Net profit for the period		-	-	-	-	-	134,884	-	134,884
Decrease in minority interests during the period		-	-	-	-	-	-	(297)	(297)
Closing balance as at 31 March 2007		5,455,346	4,295,763	376,225	(365,757)	213,506	3,626,703	54,581	13,656,367

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2007 and 2006

	Note	Company (Baht '000) Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Unrealised cumulative gain on dilution of investment in a subsidiary (Restated)	Cumulative foreign currency translation adjustments (Restated)	Legal reserve	Retained earnings (Restated)	Minority interests	Total (Restated)
Opening balance at 1 January 2006 - as previously reported		5,453,789	4,295,365	376,225	(128,855)	213,506	3,537,372	-	13,747,402
Prior period adjustment	2	-	-	(376,225)	128,855	-	(982,991)	-	(1,230,361)
Opening balance at 1 January 2006 - as restated		5,453,789	4,295,365	-	-	213,506	2,554,381	-	12,517,041
Net loss for the period - as restated		-	-	-	-	-	(202,240)	-	(202,240)
Closing balance as at 31 March 2006		5,453,789	4,295,365	-	-	213,506	2,352,141	-	12,314,801
Opening balance at 1 January 2007 - as previously reported		5,455,346	4,295,763	376,225	(310,913)	213,506	3,491,819	-	13,521,746
Prior period adjustment	2	-	-	(376,225)	310,913	-	(1,610,171)	-	(1,675,483)
Opening balance at 1 January 2007 - as restated		5,455,346	4,295,763	-	-	213,506	1,881,648	-	11,846,263
Net loss for the period		-	-	-	-	-	(40,748)	-	(40,748)
Closing balance as at 31 March 2007		5,455,346	4,295,763	-	-	213,506	1,840,900	-	11,805,515

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the three-month periods ended 31 March 2007 and 2006

		Consolidated		Company	
		Unaudited 31 March 2007	Unaudited 31 March 2006	Unaudited 31 March 2007	Unaudited 31 March 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows receipt from operating activities	12	749,760	907,435	400,775	490,843
Cash flows from investing activities					
Short term loans and advances to subsidiaries and an associate	14d	19	-	19	(7,405)
Long term loan to a related party		-	-	-	(4,659)
Payments for property and equipment		(379,991)	(1,889,037)	(91,423)	(1,582,937)
Payments for property and equipment under concession agreement	8	-	(5,038)	-	(5,038)
Payments for deferred charges	8	(1,928)	-	-	-
Payments for intangible assets	8	(5,878)	(5,861)	(5,878)	(5,861)
Proceeds from sales of property and equipment		-	2,170	-	2,176
Net cash payments in investing activities		(387,778)	(1,897,766)	(97,282)	(1,603,724)
Cash flows from financing activities					
Proceeds from short-term borrowings	10	85,699	16,000	-	-
Proceeds from long-term borrowings, net of financial expenses	10	5,562	1,328,675	5,562	1,328,675
Repayments of long-term borrowings	10	(58,931)	(669,629)	(227)	(451,082)
Net cash receipts from financing activities		32,330	675,046	5,335	877,593

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the three-month periods ended 31 March 2007 and 2006

		Consolidated		Company	
		Unaudited 31 March 2007	Unaudited 31 March 2006	Unaudited 31 March 2007	Unaudited 31 March 2006 Restated
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		394,312	(315,285)	308,828	(235,288)
Cash and cash equivalents, opening balance		362,692	677,138	108,971	409,077
Effects of exchange rate changes		1,876	697	1,875	697
Cash and cash equivalents, closing balance		758,880	362,550	419,674	174,486
Supplementary information for cash flows:					
Interest paid		253,232	231,736	228,524	197,379
Income tax and withholding tax paid		74,455	50,890	26,805	25,749
Non-cash transactions					
Acquisition of property and equipment by debt		61,794	349,452	17,379	261,046
Transfers of property and equipment to borrowings		-	143,183	-	-

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

SHIN SATELLITE

1 Basis of preparation

These interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) have been prepared in the full format as required by the Securities and Exchange Commission. The notes to the interim financial statements have been prepared in a condensed format according to Thai Accounting Standard No. 41, 'Interim Financial Reporting', and additional information is presented as required by the Securities and Exchange Commission.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively referred to as "the Group".

An English version of the interim consolidated and company financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

The accounting principles applied may differ from generally accepted accounting principles adopted in other countries and jurisdictions. The accompanying consolidated and company financial statements are therefore not intended to present the financial position and results of operations and cash flows in accordance with jurisdictions other than Thailand. Consequently, these interim consolidated and company financial statements are only addressed to those who are informed about Thai generally accepted accounting principles and practices.

Costs that are incurred unevenly during the financial year are recognised as expenses or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2006 annual financial statements. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the three-month period ended 31 March 2007.

These interim consolidated and company financial statements have been authorised for issue by the Board of Directors on 11 May 2007.

Amendment to Accounting Standards effective in 2007 and 2008

On 2 May 2007, the Federation of Accounting Professions ("FAP") has announced the amendment to Thai Accounting Standards ("TAS") as followings:

TAS No. 25 "Cash Flow Statements"
TAS No. 33 "Borrowing Costs"
TAS No. 44 "Consolidated and Separate Financial Statements"
TAS No. 45 "Investment in Associates"
TAS No. 46 "Interests in Joint Ventures"
TAS No. 49 "Construction Contracts"

The effective date for the revised TAS No. 44 "Consolidated and Separate Financial Statements", TAS No. 45 "Investment in Associates" and TAS No. 46 "Interests in Joint Ventures" is for the accounting periods beginning on or after 1 January 2007. The effects relating to the revised standards are stated in Note 2.

TAS No. 25 "Cash Flow Statements", TAS No. 33 "Borrowing Costs" and TAS No. 49 "Construction Contracts" will be effective for the accounting periods beginning on or after 1 January 2008.

1 Basis of preparation (Continued)

Financial status and negotiations on the rescheduling of loan repayments terms

As of 31 March 2007, the Company has current liabilities in excess of current assets by Baht 3,440 million, of which Baht 3,812 million is the current portion of long-term loans. The Company has requested the lenders to reschedule the repayment terms of long-term loans as mentioned in Note 10. These negotiations are not yet finalised. However, the Company's management is of the opinion that the Company's proposed changes on the repayment terms of long-term loans will be approved by the lenders.

As of 31 March 2007, the Company has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,473 million and a standby letter of credit issued by a commercial bank amounting to Baht 1,510 million as a security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

2 Change in accounting policy

According to the notification of Federation of Accounting Professions No.26/2549 dated on 11 October 2006 and No.32/2549 dated on 3 November 2006 relating to amendment of TAS no. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS no. 45 "Accounting for Investments in Associates" which require the change from equity method of accounting to cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for interests in joint ventures presented in the company financial statements. The change in the accounting policy has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the changes to the Company's balance sheet as of 31 December 2006 and the Company's statement of income for the three-month period ended 31 March 2006 are as follows:

	Company Restated Baht '000
Balance sheet as of 31 December 2006	
Decrease in investment in subsidiaries and an associate net of provision for liabilities	
- Decrease in equity method (Note 6)	(2,702,849)
- Increase in cost method, net (Note 6)	1,014,300
Decrease in deferred tax assets (Note 9)	(1,083)
Decrease in deferred tax liabilities (Note 9)	14,149
Total increase in deferred tax assets	13,066
Shareholders' equity	
Decrease in unrealised cumulative gains on dilution of investment in a subsidiary	(376,225)
Increase in cumulative foreign currency translation adjustment	310,913
Decrease in closing balance of retained earnings	(1,610,171)
Decrease in beginning balance of retained earnings	(982,991)
Statement of Income for the three-month period ended 31 March 2006	
Decrease in share of net results from investments-equity method	(144,241)
Decrease in income tax	202
Decrease in net profit	(144,039)
Decrease in basic earnings per share (Baht)	(0.14)
Decrease in diluted earnings per share (Baht)	(0.14)

2 Change in accounting policy (Continued)

Accounting for derivative instruments

The Group and the Company has adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions under the Royal Patronage of His Majesty the King in 2006. The Group and the Company apply this new practice prospectively, which is in accordance with the draft guidance.

The Group and the Company has changed its accounting method, from the recognition of foreign currency forward contracts as forward contracts receivable and forward contracts payable on inception at the rate specified in the contracts to recognition of foreign currency forward contracts on inception at their fair value; and from the method that the foreign currency option contracts are not recognised on the financial statements to the recognition of the foreign currency option contracts on inception at their fair value.

3 Segment information

Financial information by business segment

	For the three-month period ended 31 March 2007 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	1,091,084	24,510	644,950	-	(142,881)	1,617,663
Share of net results from associate	-	22,781	-	-	-	22,781
Total revenues	1,091,084	47,291	644,950	-	(142,881)	1,640,444
Segment results	(304,375)	33,593	183,757	(1,821)	14,547	(74,299)
Operating profit						(74,299)

	For the three-month period ended 31 March 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	1,178,101	20,173	581,773	-	(25,047)	1,755,000
Share of net results from associate	-	24,696	-	-	-	24,696
Total revenues	1,178,101	44,869	581,773	-	(25,047)	1,779,696
Segment results	(312,167)	23,815	217,734	(224)	6,349	(64,493)
Operating profit						(64,493)

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Printing and publishing of business telephone directories

3 **Segment information** (Continued)

Financial information by business geographical areas

The group is organised into geographical areas based on customers' countries in which the Group provided the services to.

The areas of operation in Thailand are principally satellite business services and intenet services. Cambodia and Laos PDRs' main activities are sales and services relating to telephone network business and satellite business services.

	Revenue		**Segment results**	
	31 March 2007 Baht'000	**31 March 2006 Baht'000**	**31 March 2007 Baht'000**	**31 March 2006 Baht'000**
Thailand	591,287	942,847	(269,298)	(267,021)
Cambodia	377,062	349,109	125,542	93,908
Lao PDR	317,542	276,753	79,353	121,969
Others	354,553	210,987	(9,896)	(13,349)
	1,640,444	1,779,696	(74,299)	(64,493)

Revenue and segment results organised into each country based on customers' locations.

Costs and expenses at entity level which is not directly attributable to reportable segment of the Group, is allocated to the reportable segment by incurred revenue of each geographical segment.

4 **Basic and diluted earnings (loss) per share**

Basic earnings (loss) per share is calculated by dividing the net profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue and paid-up during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2007 and 2006.

4 Basic and diluted earnings (loss) per share (Continued)

Basic and diluted earnings (loss) per share are as follows:

	Consolidated		Company	
	2007	**2006**	**2007**	**2006 Restated**
For the three-month periods ended 31 March				
Net profit (loss) (Baht '000)				
- As previously reported	134,884	(58,201)	(40,748)	(58,201)
- Prior period adjustment (Note 2)	-	-	-	(144,039)
- As restated	134,884	(58,201)	(40,748)	(202,240)
Number of shares ('000 shares)	1,091,069	1,090,758	1,091,069	1,090,758
The effect of dilutive potential ordinary shares (ESOP)	-	-	-	-
Diluted shares ('000 shares)	1,091,069	1,090,758	1,091,069	1,090,758
Basic earnings (loss) per shares (Baht)	0.12	(0.05)	(0.04)	(0.19)
The effect of dilutive potential ordinary shares (ESOP)	-	-	-	-
Diluted earnings (loss) per share (Baht)	0.12	(0.05)	(0.04)	(0.19)

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	31 March 2007 Baht '000	**31 December 2006 Baht '000**	**31 March 2007 Baht '000**	**31 December 2006 Baht '000**
Trade accounts receivable				
-Third parties	1,431,461	1,687,787	667,275	947,621
-Related parties (Note 14)	10,556	14,171	219,830	209,919
Total trade accounts receivable	1,442,017	1,701,958	887,105	1,157,540
Accrued income				
-Third parties	161,916	146,032	159,874	145,380
-Related parties (Note 14)	1,967	8,510	24,051	27,776
Total accrued income	163,883	154,542	183,925	173,156
Total trade accounts receivable and accrued income	1,605,900	1,856,500	1,071,030	1,330,696
Less Allowance for doubtful accounts	(504,551)	(510,057)	(244,679)	(247,889)
Total trade accounts receivable and accrued income, net	1,101,349	1,346,443	826,351	1,082,807

Outstanding trade accounts receivable as at 31 March 2007 and 31 December 2006 can be aged as follows:

	Consolidated		Company	
	31 March 2007 Baht '000	**31 December 2006 Baht '000**	**31 March 2007 Baht '000**	**31 December 2006 Baht '000**
Current	224,022	293,040	140,367	149,118
Overdue less than 3 months	274,218	564,094	156,157	442,167
Overdue 3-6 months	291,105	85,750	201,337	95,214
Overdue 6-12 months	57,831	85,028	61,646	67,160
Overdue over 12 months	594,842	674,046	327,598	403,881
Total trade accounts receivable	1,442,018	1,701,958	887,105	1,157,540
Less Allowance for doubtful accounts	(504,551)	(510,057)	(244,679)	(247,889)
Total	937,467	1,191,901	642,426	909,651

SHIN SATELLITE

6 Investments in subsidiaries and an associate

a) Investments in subsidiaries and an associate as at 31 March 2007 and 31 December 2006 comprise:

	Consolidated		Company	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Investment in cost method				
Investments in subsidiaries	-	-	1,414,300	1,414,300
Less: Impairment loss of investment in a subsidiary	-	-	(400,000)	(400,000)
Investments in subsidiaries, net	-	-	1,014,300	1,014,300
Investment in equity method				
Investments in an associate	708,831	686,050	-	-

b) Movements in investments in subsidiaries and an associate for the three-month periods ended 31 March 2007 and 2006 are as follows:

	Consolidated (Equity Method)		Company (Equity Method)	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Transactions during the three-month periods ended				
Opening net book value				
- As previously reported	686,050	832,445	2,702,849	2,243,401
- Adjustment from change in accounting policy from equity method to cost method (Note 2)	-	-	(2,702,849)	(2,243,401)
Opening net book value - restated	686,050	832,445	-	-
Share of net results from investments	22,781	24,696	-	-
Closing net book value	708,831	857,141	-	-

	Consolidated (Cost Method)		Company (Cost Method)	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Transactions during the three-month periods ended				
Opening net book value				
- As previously reported	-	-	-	-
- Adjustment from change in accounting policy from equity method to cost method (Note 2)	-	-	1,014,300	1,014,300
Opening net book value - restated	-	-	1,014,300	1,014,300
Movements in investments during the period	-	-	-	-
Closing net book value	-	-	1,014,300	1,014,300

6 **Investments in subsidiaries and an associate** (Continued)

c) The details of investments in subsidiaries and an associate can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services and sale of direct television equipments	Thailand	THB
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite (not yet commenced business operations)	The British Virgin Islands	USD
IPSTAR International Pte Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Singapore	SGD
IPSTAR Global Services Company Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Mauritius	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
NTU (Thailand) Company Limited	Manufacture communication equipment and toll media for transmission by cable or radio frequency	Thailand	THB
Subsidiary of Shenington Investments Pte Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet and satellite uplink-downlink services	Thailand	THB

6 **Investments in subsidiaries and an associate** (Continued)

c) The details of investments in subsidiaries and an associate can be summarised as follows: (Continued)

Name	Business	Country	Currency
Subsidiaries of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing telephone directories and advertising	Thailand	THB
AD Venture Company Limited	Holding company for investment in mobile contents	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	In the process of liquidation	Thailand	THB
Subsidiaries of AD Venture Company Limited			
Shineedotcom Company Limited	Mobile contents	Thailand	THB
- Hunsa Dot Com Company Limited	Banner advertising	Thailand	THB
- Sodamag Corp Company Limited	Banner advertising	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 March 2007, Star Nucleus Company Limited, IPSTAR International Pte Limited and IPSTAR Global Service Company Limited had not yet commenced business operations.

d) Carrying value of investments in subsidiaries and an associate can be summarised as follows:

	Consolidated - 31 March 2007 (Baht Million) (Equity method)			
	Paid-up capital	**Investment portion (%)**	**At cost**	**At equity**
Associated company				
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	708.83

	Consolidated - 31 December 2006 (Baht Million) (Equity method)			
	Paid-up capital	**Investment portion (%)**	**At cost**	**At equity**
Associated company				
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	686.05

6 Investments in subsidiaries and an associate (Continued)

d) Carrying value of investments in subsidiaries and an associate can be summarised as follows: (Continued)

	Company - 31 March 2007 (Baht Million) (Cost method)				
	Paid-up capital	**Investment portion (%)**	**At cost**	**Impairment loss of investment**	**Investment in subsidiaries, net**
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(400.00)	547.29
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	-	269.88
Spacecode LLC	USD Million 4.29	70.00	118.65	-	118.65
iPSTAR Company Limited	USD Million 2.00	99.14	78.48	-	78.48
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
IPSTAR Global Services Company Limited	USD Million -	100.00	-	-	-
Total			1,414.30	(400.00)	1,014.30

6 Investments in subsidiaries and an associate (Continued)

d) Carrying value of investments in subsidiaries and an associate can be summarised as follows: (Continued)

	Company - 31 December 2006 (Baht Million) (Cost method)				
	Paid-up capital	**Investment portion (%)**	**At cost**	**Impairment loss of investment**	**Investment in subsidiaries, net**
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(400.00)	547.29
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	-	269.88
Spacecode LLC	USD Million 4.29	70.00	118.65	-	118.65
iPSTAR Company Limited	USD Million 2.00	99.14	78.48	-	78.48
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
IPSTAR Global Services Company Limited	USD Million -	100.00	-	-	-
Total			1,414.30	(400.00)	1,014.30

6 **Investments in subsidiaries and an associate** (Continued)

e) Significant movements in investments in subsidiaries and an associate for the three-month period ended 31 March 2007 were as follows:

Subsidiary

1) Shin Broadband Internet (Thailand) Company Limited

Impairment loss of investment in Shin Broadband Internet (Thailand) Company Limited

The Company has adopted accounting policies for investment in subsidiaries and associates in the separate financial statements from 1 January 2007 (Note 2). The Company applied retrospective adjustments as if the accounting policy has always been in use. Therefore, the 2006 comparative figures are prepared on the assumption that the new accounting policy has been applied. The Company has reviewed for impairment loss of the investment at cost method and found that the recoverable amount of investment in Shin Broadband Internet (Thailand) Company Limited ("SBI") is less than the book value which indicated the impairment loss of investment in SBI. In determining the recoverable amount of investment, the Company discounted the anticipated future cash flows with a discount rate of 8% per annum. The Company recognised the impairment loss of investment in SBI amounting to Baht 400 million in the separate financial statements by adjusting to retained earnings as at 1 January 2007.

Associate

2) CS Loxinfo Public Company Limited

At the Board of Director's meeting of CS Loxinfo Public Company Limited ("CSL") held on 22 February 2007, the Board of Directors passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of the CSL's total paid-up share capital as at the date on which the warrant allocation will be approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio will be one warrant per ordinary share. The warrants will be in registered form and will be non-transferable. The term of the warrants will not exceed five years from the date on which they are granted and the warrants will have no offering price. The exercise price will be the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand for the period of 30 days prior to the shareholders' meeting on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares; one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. The Board of Directors of CSL will propose this to the shareholders for approval.

As a result of the payment of interim dividend on 4 September 2006, the exercise ratio of the warrants issued under ESOP Grant I, Grant II, Grant III and Grant IV has been affected. At the Board of Directors' meeting of CSL on 22 February 2007, a resolution was passed to approve the issuance of 3,475,000 additional ordinary shares to support the change in the exercise ratio, equivalent to 0.56% of the total issued and paid-up share capital of CSL as of 31 March 2007. The Board of Directors of CSL will propose this to the shareholders for approval.

On 22 February 2007, the Board of Directors of CSL passed a resolution to recommend to shareholders for the payment of dividends for the second half of 2006.The proposed dividends must be approved by the shareholders at the annual ordinary shareholders meeting. The proposed dividend is greater than 50% of the net profit after tax. As a result, the exercise ratio and exercise price of the warrants under the ESOP schemes (Grant I, Grant II, Grant III and Grant IV) will be affected, hence CSL changed the exercise ratio and exercise price of the warrants, effective from 28 March 2007 onwards.

6 Investments in subsidiaries and an associate (Continued)

e) Significant movements in investments in subsidiaries and an associate for the three-month period ended 31 March 2007 were as follows:

Joint Venture

3) Lao Telecommunications Company Limited

At the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 17 January 2007, the shareholders passed a resolution to approve a dividend payment of USD 8.0 million to shareholders in respect of the operations of LTC in 2006.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 31 March 2007 and 31 December 2006 and the consolidated income statements for the three-month periods ended 31 March 2007 and 2006.

	Consolidated	
	31 March 2007 Baht '000	31 December 2006 Baht '000
Balance sheets		
Current assets	220,022	174,978
Non-current assets	2,045,008	2,081,531
Current liabilities	(465,437)	(562,715)
Non-current liabilities	(52,712)	(49,795)
Net assets	1,746,881	1,643,999

	Consolidated	
	31 March 2007 Baht '000	31 March 2006 Baht '000
Income statements for the three-month periods ended		
Total revenues	303,692	262,076
Net profit	121,555	126,657

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 16c).

Capital expenditure commitments

As at 31 March 2007, the Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements was USD 11 million (approximately Baht 378 million).

7 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and the recognition of interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid.

8 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2007				
Opening net book value	6,821,667	20,489,154	90,904	1,388,827
Additions	245,737	-	1,928	5,878
Write-offs, net	(77)	-	-	-
Transfers, net	(4,983)	-	-	4,676
Depreciation / amortisation charges	(206,626)	(422,544)	(1,127)	(25,075)
Foreign currency translation adjustments	(107,697)	-	(2,023)	(4,513)
Closing net book value	6,748,021	20,066,610	89,682	1,369,793
As at 31 March 2007				
Cost	10,194,363	26,561,990	145,200	1,530,530
Less Accumulated depreciation / amortisation	(3,393,021)	(6,495,380)	(55,518)	(160,737)
Less Accumulated impairment loss	(53,321)	-	-	-
Net book value	6,748,021	20,066,610	89,682	1,369,793

In 2006, a joint venture recognised an impairment loss of its rural telephone network amounting to Baht 21.5 million because the anticipated discounted future cash flows from continuing use of the network is less than its carrying amount. In calculating the anticipated discounted future cash flows, the joint venture applied a discount rate of 1% per annum, which is the interest rate of the borrowing costs of the assets.

As at 31 March 2007, the accumulated impairment loss of Baht 53.3 million comprises an impairment loss for analogue mobile telephone network of a subsidiary which has been ceased its operation in 2005 amounting to Baht 31.8 million and an impairment loss for rural telephone network of a joint venture amounting to Baht 21.5 million as described in the above.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,670 million (31 December 2006: Baht 2,728 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 16b).

8 Capital expenditure and commitments (Continued)

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2007				
Opening net book value	1,974,114	20,489,154	18,441	1,226,869
Additions	69,387	-	-	5,878
Write-off, net	(24)	-	-	-
Transfer, net	(4,983)	-	-	4,676
Depreciation / amortisation charges	(91,890)	(422,544)	(532)	(22,352)
Closing net book value	1,946,604	20,066,610	17,909	1,215,071
As at 31 March 2007				
Cost	3,582,763	26,561,990	20,311	1,347,625
Less Accumulated depreciation / amortisation	(1,636,159)	(6,495,380)	(2,402)	(132,554)
Net book value	1,946,604	20,066,610	17,909	1,215,071

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date is presented as follows:

		Consolidated		Company	
	Currency	31 March 2007 '000	31 December 2006 '000	31 March 2007 '000	31 December 2006 '000
IPSTAR Project	USD	26	101	26	101
	NOK	1,900	1,900	1,900	1,900
	NZD	-	986	-	-
Telephone network	USD	11,659	16,374	-	-
Total	USD	11,685	16,475	26	101
	NOK	1,900	1,900	1,900	1,900
	NZD	-	986	-	-
Total in Thai Baht		421,976	633,247	11,832	14,648

9 Deferred income tax

Deferred income taxes are calculated in full on temporary differences based on the liability method using a principal tax rate of 30% for the interim company financial statements (2006 : 30%) and 20% - 30% for the interim consolidated financial statements (2006 : 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The subsidiaries have tax loss carried forward to offset future taxable income, which is not recognised in the interim consolidated financial statements as follows:

Year Expired	31 March 2007 Million Baht	31 December 2006 Million Baht
2007	9,153	9,153
2008	78,142	78,142
2009	87,767	87,767
2010	42,007	42,007
2011	76,965	62,064
No expiry date	85,808	122,015
Total	379,842	401,148

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the income taxes levied by the same taxation authority. The following amounts, determining after appropriate offsetting, are shown in the consolidated and the company balance sheets:

	Consolidated		Company	
	31 March 2007 Baht '000	31 December 2006 Baht '000	31 March 2007 Baht '000	31 December 2006 Restated Baht '000
Deferred tax assets	584,635	505,300	480,077	483,566
Deferred tax liabilities	(100,950)	(99,426)	-	-
	483,685	405,874	480,077	483,566

The movement in deferred tax is as follows:

	Consolidated		Company	
For the three-month periods ended	31 March 2007 Baht '000	31 March 2006 Baht '000	31 March 2007 Baht '000	31 March 2006 Restated Baht '000
Deferred tax				
Balance brought forward	405,874	168,398	483,566	241,456
Charged to statement of income (Note 13)	75,292	78,687	(3,489)	85,838
Recognised in the shareholders' equity	2,519	5,529	-	-
Balance carried forward	483,685	252,614	480,077	327,294

Deferred income tax recognised in shareholders' equity is arising from the translation of deferred tax assets and deferred tax liabilities in foreign entities. Currency translation differences are recognised in statement of change in shareholders' equity as part of the cumulative foreign currency translation adjustment.

SHIN SATELLITE

9 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities for the three-month period ended 31 March 2007, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Consolidated (Baht '000)								
	For the three-month period ended 31 March 2007								
Deferred tax assets	**Loss carried forward**	**Allowance for doubtful accounts**	**Allowance for obsolete inventory**	**Depreciation**	**Deposits**	**Interest expense**	**Advance receipts from customers**	**Others**	**Total**
Balance brought forward	430,220	3,791	38,447	19,595	20,227	9,114	10,605	1,081	533,080
Charged to statement of income	21,324	(514)	(2,780)	14,322	217	(6,547)	38,798	5,902	70,722
Recognised in the shareholders' equity	-	(55)	(17)	(237)	-	(395)	(122)	24	(802)
Balance carried forward	451,544	3,222	35,650	33,680	20,444	2,172	49,281	7,007	603,000

	Consolidated (Baht '000)						
	For the three-month period ended 31 March 2007						
Deferred tax liabilities	**Deferred expenses**	**Amortisation assets under concession**	**Depreciation/ amortisation**	**Investment**	**Gain on foreign exchange**	**Others**	**Total**
Balance brought forward	645	109,224	3,188	14,149	-	-	127,206
Charged to statement of income	(11)	(4,945)	(54)	-	418	22	(4,570)
Recognised in the shareholders' equity	-	(3,318)	-	-	(3)	-	(3,321)
Balance carried forward	634	100,961	3,134	14,149	415	22	119,315

9 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities for the three-month period ended 31 March 2007, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Company (Baht '000)				
	For the three-month period ended 31 March 2007 (Restated)				
Deferred tax assets	**Loss carried forward**	**Allowance for obsolete inventory**	**Deposits**	**Others**	**Total**
Balance brought forward	430,220	36,953	20,226	1,083	488,482
Prior period adjustment	-	-	-	(1,083)	(1,083)
Balance brought forward - restated	430,220	36,953	20,226	-	487,399
Charged to statement of income	(1,008)	(2,762)	217	-	(3,553)
Balance carried forward	429,212	34,191	20,443	-	483,846

	Company (Baht '000)			
	For the three-month period ended 31 March 2007 (Restated)			
Deferred tax liabilities	**Deferred expenses**	**Depreciation/ amortisation**	**Investment**	**Total**
Balance brought forward	645	3,188	14,149	17,982
Prior period adjustment	-	-	(14,149)	(14,149)
Balance brought forward - restated	645	3,188	-	3,833
Charged to statement of income	(11)	(53)	-	(64)
Balance carried forward	634	3,135	-	3,769

10 Borrowings

	Consolidated		Company	
	31 March 2007 Baht '000	**31 December 2006 Baht '000**	**31 March 2007 Baht '000**	**31 December 2006 Baht '000**
Short-term borrowings				
Loans from financial institutions	296,068	306,078	-	-
Trust Receipt	85,699	-	-	-
Total short-term borrowings	381,767	306,078	-	-
Current portion of long-term borrowings				
Loans from financial institutions	4,002,238	3,294,015	3,695,009	3,044,070
Loans from others	15,431	14,878	1,687	560
Total current portion of long-term borrowings	4,017,669	3,308,893	3,696,696	3,044,630
Long-term borrowings				
Loans from financial institutions	11,030,328	12,234,728	9,751,852	10,814,544
Loans from others	431,561	439,500	6,710	2,503
Total long-term borrowings	11,461,889	12,674,228	9,758,562	10,817,047
Total borrowings	15,861,325	16,289,199	13,455,258	13,861,677

10 Borrowings (Continued)

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2007		
Opening net book value	16,289,199	13,861,677
Proceeds from short-term borrowings	85,699	-
Proceeds from long-term borrowings, net of financial expenses	5,562	5,562
Repayments of long-term borrowings	(58,931)	(227)
Amortisation of finance costs	28,932	28,932
Unrealised gain on exchange rate	(440,686)	(440,686)
Foreign currency translation adjustments	(48,450)	-
Closing net book value	15,861,325	13,455,258

Credit facilities

As at 31 March 2007, available credit facilities for loans from local and oversea banks are Baht 1,588 million and USD 3.5 million (31 December 2006: Baht 1,530 million and USD 3.5 million).

Facility agreements in relation to the financing of the IPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The principle and interest is paid monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

10 Borrowings (Continued)

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, the Company issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. During the first quarter of 2007, the Company is still engaged in the negotiation process. The Company received the latest forbearance letter from the group of lenders, which allowed the Company to defer the principal amounts that were due for repayment from 15 November 2006 to 15 May 2007 of USD 43.6 million (Baht 1,533 million) to be payable on 1 June 2007.

The Company still has to pay the full amount of interest as specified in the existing credit facility agreements and to comply with the conditions as specified in this forbearance letter. In the meantime, the Company is in the process of negotiation with the group of lenders about the rescheduling of the repayment terms. These negotiations are not finalised yet. However, the Company's management is of the opinion that the Company's proposed rescheduling of loan repayments on the long-term loans will be approved by the lenders.

As of 31 March 2007, the Company presented long-term loans before net of financial expenses in these financial statements with a current portion of Baht 3,812 million and a non-current portion of Baht 10,323 million, in accordance with the terms of existing loan agreements (as at 31 December 2006: Baht 3,161 million and Baht 11,414 million, respectively)

11 Share capital and premium on share capital

	For the three-month period ended 31 March 2007			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	1,091,069	5,455,346	4,295,763	9,751,109
Increase during the period	-	-	-	-
Closing balance	1,091,069	5,455,346	4,295,763	9,751,109

The Company's registered share capital as at 31 March 2007 comprised 1,132.1 million ordinary shares (31 December 2006: 1,132.1 million ordinary shares) of Baht 5 each (31 December 2006: Baht 5 each). 1,091.1 million ordinary shares are issued and fully paid-up (31 December 2006: 1,091.1 million ordinary shares).

As at 31 March 2007, the Company has five ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued (million units)	Exercise ratio (unit : share)	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.06	1 : 1.00000	11.87	31 May 2007	31 May 2011

11 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding for the three-month period ended 31 March 2007 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Expired during the period	Closing balance
ESOP - Grant I					
Directors	2,559	-	-	(2,559)	-
Employees	3,369	-	-	(3,369)	-
Total	5,928	-	-	(5,928)	-
ESOP - Grant II					
Directors	1,967	-	-	-	1,967
Employees	514	-	-	-	514
Total	2,481	-	-	-	2,481
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	5,894	-	-	-	5,894
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	7,562	-	-	-	7,562
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,960	-	-	-	8,960
Total	10,059	-	-	-	10,059
Grand Total	31,924	-	-	(5,928)	25,996

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

12 Cash flows from operating activities

Reconciliation of net profit (loss) to cash flows from operating activities for the three-month periods ended 31 March 2007 and 2006:

		Consolidated		Company	
		31 March 2007	31 March 2006	31 March 2007	31 March 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net profit (loss) for the period		134,884	(58,201)	(40,748)	(202,240)
Adjustments for:					
Reversal of allowance for doubtful accounts		(5,506)	(32,314)	(3,210)	(25,600)
Write-off of doubtful accounts		(2,181)	-	(2,181)	-
Provision for defective stock		-	12,118	-	12,118
Reversal for defective stock		(9,570)	(25,782)	(9,384)	(14,236)
Write-off of property and equipment	8	77	143	24	(1)
Depreciation of property and equipment	8	206,626	196,549	91,890	88,515
Amortisation of property and equipment under concession agreements	8	422,544	513,311	422,544	513,311
Amortisation of deferred charges	8	1,127	2,137	532	50
Amortisation of intangible assets	8	25,075	24,411	22,352	21,420
Amortisation of borrowing costs	10	28,932	42,583	28,932	42,583
Gain on sales of property and equipment		-	(2,170)	-	(2,170)
Deferred tax	9	(75,291)	(78,687)	3,489	(85,838)
Unrealised gain on exchange rate		(435,248)	(116,904)	(442,029)	(142,665)
Realised gain on exchange rate		-	(29,347)	-	(29,347)
Minority interests		297	1,324	-	-
Share of net results investments	6b	(22,781)	(24,696)	-	-
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		252,781	(123,996)	261,847	(140,967)
- amounts due from related parties		446	(795)	(13,518)	(344)
- inventories		(56,571)	170,232	29,834	151,684
- insurance compensation receivable		-	50,902	-	50,902
- prepaid insurance		94,889	84,446	93,937	83,596
- other current assets		(3,964)	63,370	(32,434)	11,316
- other non-current assets		(50,310)	(96,099)	(47,617)	(96,707)
- trade accounts payable		(83,284)	(59,688)	(94,769)	(107,817)
- amounts due to related parties		(12,065)	174	(11,921)	850
- advance receipts from customers		310,891	308,177	273,811	324,635
- accrued concession fee		1,763	103,584	(4,606)	88,995
- accrued expenses		(148,917)	(55,945)	(152,027)	(28,103)
- accrued income tax		56,371	9,803	-	-
- other current liabilities		24,192	38,484	40,514	(12,448)
- other non-current liabilities		94,553	(9,689)	(14,487)	(10,649)
Cash generated from operating activities		749,760	907,435	400,775	490,843

SHIN SATELLITE

13 Income tax expense

	Consolidated		Company	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	93,004	40,388	-	-
Deferred tax (Note 9)	(75,292)	(78,687)	3,489	(85,838)
	17,712	(38,299)	3,489	(85,838)

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate is as follows:

	Consolidated		Company	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit (loss) before tax	152,893	(95,176)	(37,259)	(288,078)
Tax rate	30%	25%	30%	25%
The result of the accounting profit (loss) multiplied by the income tax rate	45,868	(23,794)	(11,178)	(72,019)
Share of net results from investments - equity method	(6,834)	(7,409)	-	-
Effect of different tax rates	(17,723)	(21,348)	-	(10,901)
Effect of the different basis of income tax calculation in other countries	(607)	13,678	-	-
Tax losses not recognised as deferred tax asset	(14,121)	15,315	-	-
Effect of the income recognised in the different period between accounting and tax	(2,052)	(14,808)	-	1,741
Effect of the non-deductible tax expense and expense recognised in the different period between accounting and tax	13,181	67	14,667	(4,659)
Tax charge	17,712	(38,299)	3,489	(85,838)

As a listed company, the Company has been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income that exceeding Baht 300 million is subject to 30% tax rate.

14 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.32% (31 December 2006: 41.32%) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had significant related party transactions as follows:

a) Revenues

	Consolidated		Company	
For the three-month periods ended	**31 March 2007 Baht '000**	**31 March 2006 Baht '000**	**31 March 2007 Baht '000**	**31 March 2006 Baht '000**
Sales and services income				
Subsidiaries	-	-	177,864	27,165
Associates	3,702	9,053	3,442	8,825
Joint venture	4,268	3,906	8,369	7,660
Related parties under common control	23,786	28,863	21,105	26,542
Other income				
Subsidiaries	-	-	15,346	5,526
Associates	-	1	-	1
Joint venture	91	-	179	-
Related parties under common control	-	349	-	209
Total revenue	31,847	42,172	226,305	75,928

b) Expenses

	Consolidated		Company	
For the three-month periods ended	**31 March 2007 Baht '000**	**31 March 2006 Baht '000**	**31 March 2007 Baht '000**	**31 March 2006 Baht '000**
Purchases of goods and services				
Subsidiaries	-	-	6,920	10,174
Associates	4,942	7,052	4,289	5,908
Related parties under common control	914	665	914	665
Other related party	5,978	4,914	5,978	4,914
Selling and administrative expenses				
Parent company	113	11,037	-	10,685
Subsidiaries	-	-	-	104
Associates	734	347	700	309
Related parties under common control	1,578	2,926	1,564	2,926
Other related party	-	886	-	886
Interest expense				
Other related party	-	6,935	-	-
Total expenses	14,259	34,762	20,365	36,571

14 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses

	Consolidated		Company	
	31 March 2007 Baht '000	31 December 2006 Baht '000	31 March 2007 Baht '000	31 December 2006 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	208,788	208,737
Associates	7,050	6,346	6,580	323
Joint venture	2,275	438	4,462	859
Related parties under common control	1,231	7,387	-	-
Total trade accounts receivable - related parties	10,556	14,171	219,830	209,919
Accrued income - related parties				
Subsidiaries	-	-	21,543	18,328
Associate	1,151	4,209	1,144	4,207
Joint venture	696	1,010	1,364	1,980
Related parties under common control	120	3,291	-	3,261
Total accrued income - related parties	1,967	8,510	24,051	27,776
Total trade accounts receivable and accrued income - related parties	12,523	22,681	243,881	237,695
Amounts due from related parties				
Subsidiaries	-	-	23,609	9,608
Associates	667	1,073	666	1,073
Joint venture	62	102	45	121
Total amounts due from related parties	729	1,175	24,320	10,802
Other current assets - related parties				
Related parties under common control	281	281	281	281
Other related party	4,174	4,303	-	-
Total other current assets - related parties	4,455	4,584	281	281

14 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	31 March 2007 Baht '000	31 December 2006 Baht '000	31 March 2007 Baht '000	31 December 2006 Baht '000
Trade accounts payable - related parties				
Subsidiaries	-	-	44,322	45,270
Associates	14,676	29,157	29,558	27,115
Related parties under common control	1,331	889	797	882
Total trade accounts payable - related parties	16,007	30,046	74,677	73,267
Amounts due to related parties				
Parent company	10,350	13,635	9,714	13,095
Subsidiaries	-	-	216	189
Associates	2,659	10,178	2,547	9,993
Related parties under common control	1,151	3,770	1,071	3,549
Other related party	2,680	1,322	2,680	1,322
Total amounts due to related parties	16,840	28,905	16,228	28,148
Advance receipts from customers - related parties				
Subsidiaries	-	-	18,675	77,220
Related parties under common control	45,233	60,010	43,562	57,569
Total advance receipts from customers - related parties	45,233	60,010	62,237	134,789
Accrued expenses - related parties				
Related parties under common control	146	258	146	258
Total accrued expenses - related parties	146	258	146	258
Other non current liabilities - related parties				
Joint venture	27	27	54	54
Related parties under common control	84,528	84,913	84,528	84,913
Total other non-current liabilities - related parties	84,555	84,940	84,582	84,967

14 Related party transactions (Continued)

d) Short-term loans and advances to subsidiaries and an associate

	Consolidated		Company	
	31 March 2007 Baht '000	31 December 2006 Baht '000	31 March 2007 Baht '000	31 December 2006 Baht '000
Short-term loans and advances to subsidiaries and an associate				
Associate	-	19	-	19
Total short-term loans and advances to subsidiaries and an associate	-	19	-	19

As at 31 December 2006, advance to an associated company bears no interest and has no fixed term of repayment.

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2007		
Opening balance	19	19
Repayment of advance to an associate	(19)	(19)
Closing balance	-	-

e) Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), a parent company, issued warrants, which are in registered form and non-transferable, to directors who are management of the Company. The terms of the warrants do not exceed five years and there is no offering price, as detailed below:

	Issued date	Issued (units)	Exercise ratio (unit : share)	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1: 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1: 1.06942	12.782	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1: 1.06942	34.046	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1: 1.05540	39.568	31 May 2006	30 May 2010
ESOP - Grant V	31 May 2006	7,823,000	1: 1.02307	36.830	31 May 2007	30 May 2011

f) Directors' remuneration

For the three-month period ended 31 March 2007, directors' remuneration of the Group was Baht 1.96 million (for the three-month period ended 31 March 2006: Baht 1.62 million). Directors' remuneration represents monthly compensation, bonus, and meeting fees as approved by the shareholders of the Group and the Company at their Annual General Meetings.

g) Commitments with related parties

The commitments with related parties are discussed in Note 16d.

15 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	31 March 2007 '000	31 December 2006 '000	31 March 2007 '000	31 December 2006 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	50,000	50,000	50,000	50,000
IPSTAR equipment sales	THB	49,949	65,360	49,949	65,360
Satellite space leasing by customers	USD	313	317	313	317
	THB	487,000	487,000	487,000	487,000
IPSTAR Gateway	USD	1,115	1,115	1,115	1,115
Standby letters of credit	USD	43,000	43,000	43,000	43,000
Letters of credit	USD	145	1,283	145	1,283
Others	THB	3,266	3,302	2,898	2,934
	AUD	29	29	-	-

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2004/05 (equivalent to the financial years from 1 April 1997 to 31 March 2004) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 March 2007, the Company deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 totally Rupees 293 million (approximately Baht 226 million). The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities in respect of the tax assessment that in excess of the amount paid. If the outcome is that the Company is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

The details of income tax assessments can be summarised as follows:

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. The Company also filed an application for a refund of Rupees 72 million (approximately Baht 60 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 282 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, the Company deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

15 Contingencies (Continued)

b) Assessment for income tax in India (Continued)

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 48 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.5 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 92 million). The Company had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and the Company has filed an appeal against CIT(A)'s decision with ITAT. In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 72 million). The Company filed an appeal against the penalty assessment with CIT(A) in April 2007.

- Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 12 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against the Company in the amount of Rupees 106 million (approximately Baht 92 million), excluding penalty. The Company deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 15 million). In the first quarter of 2006, the Company deposited some of the tax in the amount of Rupees 65 million (approximately Baht 50 million) and recorded as other assets in the balance sheet. The Company filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, the Company is waiting for the decision of CIT(A).

- Tax assessment for the assessment year 2004/05

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against the Company in the amount of Rupees 103 million (approximately Baht 89 million). During the first quarter of 2007, the Company had deposited Rupees 30 million (approximately Baht 24 million) and presented the amount paid as other non-current assets. The Company filed an appeal against the assessment with CIT(A) and is waiting for the hearing.

16 Commitments

a) Concession agreement

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) Asset transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 8).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 6e). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 March 2007, LTC has remaining additional investment of approximately USD 210 million.

d) Commitments with related parties

As at 31 March 2007, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (31 December 2006: Baht 807 million) In addition, the Company had issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited and Shin Broadband Internet (Thailand) Company Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

16 Commitments (Continued)

e) Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and satellite internet services, and to provide internet services in Thailand for a period of ten years from 16 April 1997 to 15 April 2007. Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide Internet access services in Thailand.

CSL and its subsidiary received one-year Type I licenses from NTC to provide Internet access services for one year from 8 September 2006 to 7 September 2007 and 29 June 2006 to 28 June 2007, respectively. According to the conditions specified by NTC, if the authorised licensee is not in significant violation of the conditions as specified in the license, NTC will consider renewing the license as a normal procedure.

Certain equipment that CSL has been using is equipment for which the title has been transferred to CAT under a concession contract, for which such contract will expire on 15 April 2007. CSL is currently in the process of purchasing the equipment from CAT. As at 31 March 2007, the book value of equipment under concession was Baht 8.6 million.

f) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into an agreement "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany ("KfW, Frankfurt am Main) on 25 October 2004 of Euro not exceeding 6.5 million for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, network assets will be transferred their ownership to LTC through loan at 30% of the network assets' value excluding consulting services. However, LTC has not yet recognised the assets of Phase VI and the related portion of the loan in these interim financial statements because the project has not been commenced yet.

17 Subsequent events

a) Approved dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the annual ordinary shareholders' meeting of CSL held on 23 April 2007, the Board passed a resolution to approve the dividend payment for 2006 of Baht 0.14 per share, totaling Baht 87.50 million.

b) Approved dividend payment and allocation of warrants of CSL granted to directors, employees of CSL and CSL's subsidiary

At the annual ordinary shareholders meeting of CSL held on 23 April 2007, the shareholders passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date the warrants allocation was approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and CSL's subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they were granted, and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting held on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares, one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. CSL is currently in the process of obtaining approval from the Securities and Exchange Commission.

17 **Subsequent events** (Continued)

b) Approved dividend payment and allocation of warrants of CSL granted to directors, employees of CSL and CSL's subsidiary (Continued)

In addition, the shareholders also passed a resolution to approve the increase in registered share capital from 649,020,074 ordinary shares at a par value of Baht 1 each to 660,849,474 ordinary shares at a par value of Baht 1 each by registering 11,829,400 additional ordinary shares. These newly registered ordinary shares will be reserved for exercising the rights under ESOP Grant I to Grant IV (3,475,000 shares) in accordance with the exercise ratio adjustment. The remaining 8,354,400 newly issued ordinary shares will be reserved for the exercise of ESOP Grant V. The increase in the registered share capital is currently in the process of registration with the Ministry of Commerce.

c) The offset of legal reserve and premium on share capital with deficit of CSL

At the annual ordinary shareholders meeting of CSL held on 23 April 2007, the shareholders passed a resolution to approve the offset of legal reserve of Baht 45.6 million and premium on share capital of Baht 574.5 million, totaling Baht 620.1 million with deficit. The offset is allowed under the Public Limited Companies Act section 119; which states "Where approval of the shareholder meeting has been obtained, the company may transfer the reserve fund referred to premium on share, the reserve fund referred to legal reserve or other reserves to compensate for the deficit of the company".

d) Acquisition of Watta Classified Company Limited of CSL

On 25 April 2007, CSL acquired 120,000 common shares of Watta Classified Company Limited ("Watta") at Baht 733.34 per share, equivalent to 60% of the share capital of Watta at a total price of approximately Baht 88 million. CSL made payment for the shares on 27 April 2007. As a result, Watta and CSL's subsidiaries changed status to be CSL's subsidiary from the date on which control was transferred to CSL.

e) Acquisition of common shares, land and a building from Point Asia Dot Com (Thailand) Company Limited of CSL

At the Board of Director's meeting of CSL held on 10 May 2007, the Board of Directors passed a resolution to approve the acquisition of 991,593 ordinary shares of Loxley Information Services Company Limited from Point Asia Dot Com (Thailand) Company Limited at Baht 2.02 per share, equivalent to 3.81% of the share capital of Loxley Information Services Company Limited at a total price of approximately Baht 2 million. Moreover, the Board of Directors passed a resolution to approve the acquisition of the land and building, located at Pattaya and used as CSL's branch office, from Point Asia Dot Com (Thailand) Company Limited, amounting to Baht 3.2 million.

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